Exhibit 99.1

          THE CASH STORE FINANCIAL SERVICES INC.

       INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended December 31, 2010

     (UNAUDITED)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except share and per share amounts)

	Three Months Ended
	December 31	December 31
	2010	2009
REVENUE
Loan fee	$35,593	$34,160
Other income	13,726	8,126
	49,319	42,286

EXPENSES
Salaries and benefits	18,962	16,073
Selling, general and administrative	9,218	5,952
Retention payments	7,189	5,000
Rent	4,618	3,428
Advertising and promotion	1,430	1,307
Provision for loan losses	663	16
Depreciation of property and equipment	2,004	1,907
Amortization of intangible assets	197	214
Class action settlements - Note 8	-	100
	44,281	33,997

INCOME BEFORE INCOME TAXES	5,038	8,289

PROVISION FOR INCOME TAXES
Current	1,396	2,817
Future	290	5
	1,686	2,822

NET INCOME AND COMPREHENSIVE INCOME	$3,352	$5,467

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Note 10
Basic	17,098,233	16,757,832
Diluted	17,670,664	17,301,740

BASIC EARNINGS PER SHARE
Net income and comprehensive income	$0.20	$0.33

DILUTED EARNINGS PER SHARE
Net income and comprehensive income	$0.19	$0.32

See accompanying notes to interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(Unaudited)
(in thousands)

	Three Months Ended
	December 31	December 31
	2010	2009
RETAINED EARNINGS, BEGINNING OF PERIOD	$35,906	$21,860
Dividends on common shares	(1,710)	(1,676)
Net income and comprehensive income for the period	3,352	5,467
RETAINED EARNINGS, END OF PERIOD	$37,548	$25,651

  See accompanying notes to interim consolidated financial statements

INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands)

	December 31	September 30
	2010	2010
ASSETS
Cash - Note 3	$9,711	$19,639
Other receivables - Note 4	14,122	9,940
Consumer loans receivable - Note 5	4,976	4,460
Prepaid expenses and other	1,671	2,437
Income taxes receivable	656	-
Current future income taxes	416	614
	31,552	37,090

Long term receivable - Note 4	450	450
Deposits and other	731	382
Future income taxes	2,227	2,381
Property and equipment	27,586	24,986
Intangible assets	10,755	10,648
Goodwill - Note 6	39,133	39,108
	$112,434	$115,045

LIABILITIES
Accounts payable and accrued liabilities - Note 7	$14,398	$17,027
Income taxes payable	-	2,116
Current portion of deferred revenue	1,242	1,277
Current portion of deferred lease inducements	475	427
Current portion of obligations under capital leases	1,021	960
	17,136	21,807

Deferred revenue	5,686	5,916
Deferred lease inducements	1,171	1,039
Obligations under capital leases	1,012	992
Future income taxes	1,874	1,936
	26,879	31,690

SHAREHOLDERS' EQUITY
Share capital - Note 9	43,985	43,468
Contributed surplus - Note 11	4,022	3,981
Retained earnings	37,548	35,906
	85,555	83,355
	$112,434	$115,045

Contingencies - Note 8
Subsequent Event - Note 12

See accompanying notes to interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)

	Three Months Ended
	December 31	December 31
	2010	2009
Cash provided by (used in):

OPERATING ACTIVITIES
Net income	$3,352	$5,467
Items not affecting cash:
Depreciation of property and equipment	2,004	1,907
Amortization of intangible assets	197	214
Provision for loan losses	663	16
Stock-based compensation - Note 11	218	204
Future income taxes	290	5
	6,724	7,813
Change in non-cash operating items:
Other receivables	(4,182)	(4,528)
Prepaid expenses, deposits and other	417	(569)
Income taxes receivable/payable	(2,772)	2,920
Accounts payable and accrued liabilities	(3,882)	(1,195)
Deferred revenue	(265)	(19)
Deferred lease inducements	180	22
Cash (used) generated by operating activities	(3,780)	4,444

INVESTING ACTIVITIES
Consumer loans receivable	(1,179)	(177)
Business acquisitions	(25)	-
Purchase of intangible assets	(304)	(136)
Purchase of property and equipment	(3,117)	(3,536)
Purchase of long-term investments	-	(360)
Cash used by investing activities	(4,625)	(4,209)

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(153)	(102)
Dividends paid on common shares	(1,710)	(1,676)
Issuance of common shares	340	362
Cash used by financing activities	(1,523)	(1,416)

DECREASE IN CASH	(9,928)	(1,181)
CASH, BEGINNING OF PERIOD	19,639	18,015
CASH, END OF PERIOD	$9,711	$16,834

Supplemental cash flow information:
Interest paid	$41	$29
Interest received	6	-
Income taxes paid (inclusive of tax refunds)	$4,165	$7

See accompanying notes to interim consolidated financial statements

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2010, AND 2009 (Unaudited)
(in thousands, except share and per share amounts)

Nature of Business

The Cash Store Financial Services Inc. (the “Company”) operates under two branch banners: The Cash Store and Instaloans, who act as brokers to facilitate short-term advances and provide other financial services, including, but not limited to, direct lending and facilitating the opening of bank accounts to income-earning consumers. As at December 31, 2010, the Company operated 570 (December 31, 2009 - 469) branches.  The Company has operations in Canada and in the United Kingdom.

The Company’s earnings are seasonal.  Typically the Company has its highest revenues in the third quarter followed by the fourth quarter, the current quarter, and then lastly the second quarter.

Note 1 - Significant Accounting Policies

           Basis of Presentation

These unaudited consolidated interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and differ in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), as described in Note 14. The unaudited consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All significant inter-company balances and transactions have been eliminated.

The preparation of financial statements in conformity with Canadian and U.S. GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ from those estimates made by management.  The carrying values of future income tax assets and liabilities, property and equipment, goodwill and intangible assets, the estimated accrued liabilities related to the class action lawsuits, the allowance for doubtful accounts related to consumer loans and the depreciation periods of property and equipment and the amortization periods of intangible assets, are the more significant items which reflect estimates in these financial statements.

These unaudited consolidated interim financial statements do not include all of the disclosures required by Canadian and U.S. GAAP. They should be read in conjunction with the audited consolidated financial statements, including notes thereto, for the fifteen month period ended September 30, 2010.

Note 2 - Changes in Accounting Policies and Practices

Except as disclosed in Note 2, these unaudited consolidated interim financial statements follow the same significant accounting policies and methods of application as the most recent audited consolidated financial statements of the Company for the fifteen month period ended September 30, 2010.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2010, AND 2009 (Unaudited)
(in thousands, except share and per share amounts)

Note 2 - Changes in Accounting Policies and Practices (continued)

These unaudited interim consolidated financial statements are prepared in accordance with Canadian and U.S. GAAP for interim financial statements and do not include all of the disclosures normally contained in the Company's annual consolidated financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the notes thereto for the fifteen month period ended September 30, 2010 included in the Company's annual report.

Note 3 - Cash

The significant components of cash are as follows:

	December 31	September 30
	2010	2010
Cash	$6,737	$16,671
Restricted cash	2,974	2,968
	$9,711	$19,639

Restricted cash includes $2,974 (2010 - $2,968) in funds to facilitate claims related to the British Columbia class action lawsuit settlement (Note 8 (a)).

Note 4 - Other Receivables

	December 31	September 30
	2010	2010
Due from investee corporations	$237	$492
Due from suppliers	6,882	7,223
Settlement with third party lenders	5,000	-
Other	2,453	2,675
	$14,572	$10,390

Included in other is a long-term receivable in the amount of $450 (2010 - $450).

Subsequent to December 31, 2010, $3,000 of the settlement with the third party lenders was received.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2010, AND 2009 (Unaudited)
(in thousands, except share and per share amounts)

Note 5 - Consumer Loans Receivable

	December 31	September 30
	2010	2010
Short-term advances receivable	$4,788	$3,644
Term loans receivable	1,301	1,327
Allowance for doubtful accounts	(1,113)	(511)
	$4,976	$4,460

Note 6 - Goodwill

	December 31	September 30
	2010	2010
Balance, beginning of period	$39,108	$34,554
Goodwill acquired	25	4,881
Disposal of goodwill	-	(327)
Balance, end of period	$39,133	$39,108

Note 7 - Accounts Payable and Accrued Liabilities

	December 31	September 30
	2010	2010
Trade accounts payable and accrued liabilities	$5,594	$5,733
Class action settlements Note 8 (a), (b), and (c)	984	2,153
Accrued salaries and benefits	4,247	2,725
Amounts due to third party lenders	2,811	5,647
Other	762	769
	$14,398	$17,027

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2010, AND 2009 (Unaudited)
(in thousands, except share and per share amounts)

Note 8 - Class Action Settlements

(a)	British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc., Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers’ third-party lenders added to the claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle.  The settlement has been approved by the Court. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9,400 in cash and $9,400 in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses.  The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $7,715 to date has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund.  It is possible that additional settlement costs could be required. As at December 31, 2010, the remaining accrual is $834.

(b)	Alberta

The Company has been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard.  On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain our customers’ third-party lenders, directors and officers added to the Claim.

The Company conducts business in accordance with applicable laws and is defending the action vigorously.  However, the likelihood of loss, if any, is not determinable at this time.

(c)	Manitoba

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store, Instaloans, and Cash Store Financial proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from The Cash Store or Instaloans.  The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2010, AND 2009 (Unaudited)
(in thousands, except share and per share amounts)

Note 8 - Class Action Settlements (continued)

(c)	Manitoba (continued)

The Company conducts business in accordance with applicable laws and is defending the action vigorously.  Further it will be maintained that most of the proposed class members are bound by the judgment in the settlement of the Ontario class action, as approved by the Ontario Superior Court of Justice and that accordingly the action should be dismissed.  However, the likelihood of loss, if any, is not determinable.

Note 9 - Share Capital

(a)	Issued share capital
	December 31		September 30
	2010		2010
	Number of		Number of
	Shares	Amount	Shares	Amount
Authorized:
Unlimited common shares with no par value

Issued:

Balance, beginning of period	17,085,727	$43,468	16,959,492	$40,222
Transfer from contributed surplus for stock options exercised - Note 11	-	177	-	1,769
Options exercised	64,985	340	514,034	2,397
Shares repurchased	-	-	(387,799)	(920)
Balance, end of period	17,150,712	$43,985	17,085,727	$43,468

On June 30, 2009, the Company announced its intention to make a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, certain of its common shares. The Company purchased and subsequently cancelled 387,799 common shares at a cost of $3,336 for the three months ended December 31, 2009.

(b)	Options to Employees and Directors

The Company has an incentive stock option plan for certain employees, officers and directors.  Options issued under the plan have vesting terms that vary depending on date granted and other factors.  All stock options must be exercised over specified periods not to exceed five years from the date granted.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2010, AND 2009 (Unaudited)
(in thousands, except share and per share amounts)

Note 9 - Share Capital (continued)

(b)	Options to Employees and Directors (continued)

	December 31		September 30
	2010		2010
	Total Options	Weighted	Total Options	Weighted
	for Shares	Average Price	for Shares	Average Price
Outstanding, beginning of period	1,019,322	$8.07	1,128,356	$4.72
Granted	-	-	460,000	12.18
Exercised	(64,985)	5.23	(514,034)	4.66
Forfeited	-	-	(55,000)	5.69
Outstanding, end of period	954,337	8.26	1,019,322	8.07
Exercisable, end of period	472,666	$5.38	321,644	$5.00

At December 31, 2010, the range of exercise prices, the weighted average exercise price and weighted average remaining contractual life are as follows:

		Weighted
		Average	Weighted
	Number	Remaining	Average	Number
Fiscal Year Granted	Outstanding	Term	Exercise Price	Exercisable
2006	35,000	2 mos.	$5.33	35,000
2007	25,000	6 mos.	5.51	25,000
2008	291,269	23 mos.	3.67	266,270
2009	169,733	39 mos.	6.40	59,732
2010	433,335	49 mos.	9.95	86,664
	954,337	36 mos.	$5.38	472,666

(c)	Warrants to outside agents

	December 31		September 30
	2010		2010
		Weighted		Weighted
	Number of	Average	Number of	Average
	warrants	Exercise Price	Warrants	Exercise Price
Balance, beginning of period	150,000	$7.80	150,000	$7.80
Issued	nil	nil	nil	nil
Exercised	nil	nil	nil	nil
Expired	nil	nil	nil	nil
Balance, end of period	150,000	$7.80	150,000	$7.80
Exercisable for shares, end of period	150,000	$7.80	150,000	$7.80

On May 14, 2009, the Company entered into an agreement for the exclusive financing services of a financing agent. In consideration of providing these financial advisory and agency services, non-transferrable warrants to acquire up to a total of 150,000 common shares in the Company were issued at a strike price of $7.80 per share with an expiry on May 14, 2011.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2010, AND 2009 (Unaudited)
(in thousands, except share and per share amounts)

Note 10 -Per Share Amounts

Basic net income per common share is calculated by dividing net income attributable to common shares by the total weighted average common shares outstanding during the period. Diluted net income per common share is calculated to give effect to share option awards and warrants.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to common shares equaled diluted income attributable to common shares for all periods presented.

	December 31	September 30
	2010	2010
Basic total weighted average common shares outstanding	17,098,233	16,913,213
Effect of dilutive securities
Share option awards	422,431	459,033
Warrants	150,000	150,000
Diluted total weighted average common shares outstanding	17,670,664	17,522,246

Note 11 - Contributed Surplus

For stock options granted to certain employees, officers and directors after July 1, 2002, the Company records compensation expense using the fair value method.  Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense, which has been recorded in selling, general, and administrative expenses, with a corresponding increase to contributed surplus. When options are exercised, the fair-value amount in contributed surplus is credited to share capital.

	December 31	September 30
	2010	2010
Balance, beginning of period	$3,981	$4,652
Stock options exercised	(177)	(1,769)
Stock-based compensation expense	218	1,098
	$4,022	$3,981

Note 12 - Subsequent Event

On January 26, 2011, the Company declared a quarterly dividend of $0.12 per common share. The dividend is payable on February 21, 2011, to shareholders of record on February 7, 2011.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2010, AND 2009 (Unaudited)
(in thousands, except share and per share amounts)

Note 13 - Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Note 14 - U.S. GAAP Reconciliation

The Company prepares its unaudited interim consolidated financial statements in accordance with Canadian GAAP, which conforms, from a recognition and measurement perspective, in all material aspects applicable to the Company with U.S. GAAP for the periods presented. Presentation differences and additional disclosures required under U.S. GAAP are as follows:

(A)	Consolidated Statements of Cash Flows

Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operating activities before changes in non-cash operating items in the consolidated statements of cash flows. U.S. GAAP does not permit this subtotal to be included in the consolidated statements of cash flows.

(B)	Allowance for Doubtful Accounts

The following table presents a summary of the activity related to the Company’s allowance for doubtful accounts.

	December 31	September 30
	2010	2010
Balance, beginning of period	$511	$49
Provisions made during the period	663	788
Write-offs during the period	(61)	(326)
Balance, end of period	$1,113	$511

(C)	Long- Term Investments

(a) The Cash Store Australia Holdings Inc.

The Company owns 3,000,000 common shares, or approximately 18.3% (2010 - 18.3%) of the outstanding common shares of The Cash Store Australia Holdings Inc. (AUC), which is listed on the TSX Venture Exchange. Of the 3,000,000 common shares, 1,350,000 common shares are subject to escrow provisions that prevent the Company from selling these shares until the following dates:

Date	Percentage	Common Shares
March 8, 2011	15%	450,000
September 8, 2011	15%	450,000
March 8, 2012	15%	450,000
	45%	1,350,000

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2010, AND 2009 (Unaudited)
(in thousands, except share and per share amounts)

Note 14 - U.S. GAAP Reconciliation (continued)

(C)	Long- Term Investments (continued)

(a) The Cash Store Australia Holdings Inc.

The Company accounts for the investment under the equity method of accounting as it has significant influence over strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The difference between the carrying amount of the investment and the underlying equity in net assets of the investee is not significant. The carrying value of the investment after applying the equity method of accounting was nil at December 31, 2010 and September 30, 2010. The aggregate quoted market value of this investment is $6,600.

(b) RTF Financial Holdings Inc.

The Company owns 6,000,000 common shares, or approximately 15.7% (2010 - 15.7%) of RTF Financial Holdings Inc. (RTF).

The Company accounts for the investment under the equity method of accounting as it has significant influence over strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The difference between the carrying amount of the investment and the underlying equity in net assets of the investee is not significant. The carrying value of the investment after applying the equity method of accounting was nil at December 31, 2010 and September 30, 2010. No aggregate quoted market value of the investment exists as RTF is not publicly traded.

(D)	Intangible Assets

The estimated aggregate annual amortization expense for the next five years for intangible assets subject to amortization is as follows:

Fiscal year ending September 30	2011	2012	2013	2014	2015
Amortization expense for intangible assets	$1,091	$1,091	$1,091	$1,091	$1,091

(E)	Income Taxes

Under Canadian GAAP, the tax effects of temporary differences are referred to as future income taxes. Under U.S. GAAP, the tax effects of temporary differences are referred to as deferred income taxes.

The Company currently does not have any unrecognized tax benefits. The Company’s tax returns for 2006 to present in Canada remain subject to examination by tax authorities.

(F)	Accounts Payable and Accrued Liabilities

U.S GAAP requires the Company to disclose components of accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in trade accounts payable and accrued liabilities as at December 31, 2010, were $1,964 (2010 - $2,678).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2010, AND 2009 (Unaudited)
(in thousands, except share and per share amounts)

Note 14 - U.S. GAAP Reconciliation (continued)

(G)	Stock Based Compensation

U.S. GAAP requires the Company to disclose nonvested share options, which is not required under Canadian GAAP. A summary of the status of the Company's nonvested share options as of December 31, 2010, and the changes during the three months ended December 31, 2010, is presented below:

	December 31		September 30
	2010		2010
	Total Options	Weighted	Total Options	Weighted
	for Shares	Average Price	for Shares	Average Price
Nonvested, beginning of period	697,678	$9.48	661,991	$4.70
Granted	-	-	460,000	12.18
Vested	(216,007)	5.91	(374,313)	4.85
Forfeited	-	-	(50,000)	5.71
Nonvested, end of period	481,671	$11.08	697,678	$9.48

The total intrinsic value of options exercised during the three months ended December 31, 2010 was $615 (2010 - $3,610).  The total fair value of options that vested during the three months ended December 31, 2010 was $553 (2010 - $996).

As at December 31, 2010 and September 30, 2010, the aggregate intrinsic value of options outstanding was $7,035 and $7,635, respectively, while the aggregate intrinsic value of the options that are currently exercisable was $4,734 and $3,322, respectively.

As at December 31, 2010, there was $1,244 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 2.0 years.

The Company is authorized to issue 1,090,599 equity share options under its existing stock option plan.

(H)	Financial Instruments

Valuation Techniques:

The fair values of financial instruments have been estimated on the basis of available market quotations or the use of appropriate price modeling commonly used by market participants to estimate fair value. Such modeling includes option-pricing models and discounted cash flow analysis using observable market based inputs to estimate fair value. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows and reflects management’s best estimates using external, readily observable, market data such: as future prices, interest rate yield curves, discount rates for time value, and standard market conventions, as well as, techniques such as discounted cash flow analysis and option-pricing models. However, the methods and assumptions followed to disclose fair values are inherently judgmental. Accordingly, fair values do not necessarily reflect amounts that would be received or paid in the case of immediate settlement of these instruments. The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The methodologies used are as follows:

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2010, AND 2009 (Unaudited)
(in thousands, except share and per share amounts)

Note 14 - U.S. GAAP Reconciliation (continued)

(H)	Financial Instruments

The fair value of cash, other receivables, consumer loans receivable, long-term receivable, accounts payable and accrued liabilities, in all material respects, approximate their carrying value due to the short-term nature of these balances. For obligations under capital leases, the fair values were determined by estimating future cash flows on a borrowing-by-borrowing basis, and then discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk at period-end for similar terms and types of debt arrangements.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments:

	December 31		September 30
	2010		2010
	Carrying
	Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash	$9,711	$9,711	$19,639	$19,639
Other receivables	14,122	14,122	9,940	9,940
Consumer loans receivable	4,976	4,976	4,460	4,460
Long term receivable	$450	$450	$450	$450
Financial Liabilities
Accounts payable and accrued liabilities	$14,398	$14,398	$17,027	$17,027
Obligations under capital leases	$2,033	$2,033	$1,952	$1,952

(I)	Recent United States Accounting Pronouncements

In 2010, FASB amended ASC Topic 310 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” The ASC significantly expands existing disclosures about the credit quality of financing receivables and their allowance for credit losses. The ASC affects all entities with financing receivables, excluding short-term trade accounts receivable or receivables measured at fair value or lower of cost and fair value. This section is effective for interim and annual reporting periods ending on or after December 15, 2010. The adoption of the provisions of ASC Topic 310 did not have a material impact on the Company’s consolidated financial statements.

In 2010, FASB issued ASU 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Issue No. 09-J).” The Task Force reached a consensus that an employee share-based payment with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade should be considered an equity classified award assuming all other criteria for equity classification are met. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning, on or after December 15, 2010.  The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2010, AND 2009 (Unaudited)
(in thousands, except share and per share amounts)

Note 14 - U.S. GAAP Reconciliation (continued)

(J)	Recent United States Accounting Pronouncements Not Yet Adopted

In December 2010, FASB issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011. The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In December 2010, FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. The objective of this Update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The Task Force reached a consensus that if an entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. This ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In January 2011, FASB issued ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings”. This ASU delays the effective date of the disclosures about troubled debt restructuring in ASU 2010-20. The guidance is anticipated to be effective for interim and annual period ending after June 15, 2011. The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.